082-00913

J Sainsbury plc

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20546
USA

10 June 2010


10015927

SUPPL

Dear Sir

Please find enclosed a copy of an announcement made to the London Stock Exchange on 8 & 9 June 2010.

Yours faithfully,

Philip Davies
Assistant Company Secretary

dw 6/24

Registered office as above
Registered number 185647 England

8 June 2010

Annual financial report announcement for the 52 weeks to 20 March 2010

In accordance with Listing Rule 9.6.1, J Sainsbury plc has submitted to the Financial Services Authority two copies of its Annual Report and Financial Statements 2010 which will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at: The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

From 8 June 2010 our Annual Report and Financial Statements will be available on our website at www.j-sainsbury.co.uk/report2010. In addition an illustrated review of Sainsbury's during the 2009/10 financial year is also available online at our corporate website or through the direct website address www.j-sainsbury.co.uk/illustratedreview.

A condensed set of Sainsbury's financial statements and information on important events that have occurred during the financial year and their impact on the financial statements were included in J Sainsbury plc's preliminary announcement on 13 May 2010. That information together with the information set out below which is extracted from the Annual Report and Financial Statements 2010 constitute the material required by Disclosure and Transparency Rule 6.3.5 which is required to be communicated to the media in full unedited text through a Regulatory Information Service. This announcement is not a substitute for reading the full Annual Report and Financial Statements 2010. Page and note references in the text below refer to page numbers in the Annual Report and Financial Statements 2010. To view the preliminary announcement, slides of the results presentation, the transcript of the presentation and the webcast: please visit www.j-sainsbury.co.uk.

<u>**Enquiries:**</u>

Investor Relations
Anna Tee
+44 (0) 20 7695 7144

Media
Ben Crowther
+44 (0) 20 7695 0767

9 June 2010

J Sainsbury plc - Annual Report and Accounts

In accordance with Listing Rule 9.6.1, J Sainsbury plc has today submitted to the UK Listing Authority two copies of the following documents:

- Annual Report and Accounts for the 52 weeks ended 20 March 2010;
- Notice of Annual General Meeting to be held on 14 July 2010;
- Amended Articles of Association; and
- J Sainsbury Employee Share Ownership Plan rules.

These documents will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at: The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

These documents are also available at the Company's registered office and on our website at:

www.j-sainsbury.co.uk/report2010
www.j-sainsbury.co.uk/notice2010
www.j-sainsbury.co.uk/articles2010
www.j-sainsbury.co.uk/planrules2010

At the Annual General Meeting on 14 July 2010 it is proposed that:

- the Company's Articles of Association be amended with effect from 14 July 2010 to reflect changes in the law under the Companies Act 2006 and the Shareholders' Rights Directive. A summary of the proposed changes is set out in the Notice of Annual General Meeting; and
- the Directors be authorised to operate the J Sainsbury Employee Share Ownership Plan for a further 10 years.

Enquiries:

Investor Relations
Anna Tee
+44 (0) 20 7695 7144

Media
Ben Crowther
+44 (0) 20 7695 0767